Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333 -126811

July 10, 2007

Client	Barclays			7/10/2007
Spot Name	Sticky Note	Team	EL/CE
Campaign Name	Get Away	Medium	:15	Ver. 02

OPEN ON A YOUNG FAT CAT ADVISOR AT HIS DESK IN HIS OFFICE. HE’S TALKING ON THE PHONE, WHILE OPENING SOME LETTERS.

FROM BEHIND HIM, THE FOCAL POINT OF THE FRAME, WE WATCH A STICKY NOTE WITH SOME FIGURES ON IT DEACH ITSELF FROM THE OTHERS AND START TO INCH ITS WAY (INCH WORM LIKE) AWAY FROM THE OTHER STICKY NOTES ON THE BULLETIN BOARD. THE ADVISOR SEEMS OBLIVIOUS, CHATTING ON AS THE POST IT NOTE INCHES OFF AND AWAY.

ADVISOR: Uh-huh. Uh-huh. Well as long as you shore that up, I’d say it’s a homerun.

SUDDENLY, AND WITHOUT LOOKING, THE ADVISOR HURLS HIS LETTER OPENER AT THE ESCAPING NOTE, LIKE A KNIFE THROWER. THE STABBED THROUGH NOTE AND LETTER OPENER ARE IN FOREGROUND AS ADVISOR CONTINUES HIS CALL.

ADVISOR:	Uh huh. Uh huh. Exactly

VO:	Don’t let a good idea get away.

LOGO:	iPathSM Exchange Traded Notes from Barclays

LEGAL:

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc.(“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.